Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$423	$1,357	$1,281	$1,099	$780	$849
Less earnings of equity method investments	1	1	3	4	5	3
Distributed income from equity method investments	1	1	5	3	5	5
	423	1,357	1,283	1,098	780	851

Total fixed charges as below	375	568	609	559	569	563
Less:
Capitalized interest	38	59	58	24	9	6
Preferred security distributions of subsidiaries on a pre-tax basis	18	27	23	24	5	5
Interest expense related to discontinued operations	3	8	35	36	37	30
Total fixed charges included in Income from Continuing Operations Before Income Taxes	316	474	493	475	518	522

Total earnings	$739	$1,831	$1,776	$1,573	$1,298	$1,373

Fixed charges, as defined:
Interest on long-term debt	$299	$478	$522	$482	$480	$496
Interest on short-term debt and other interest	25	28	35	13	29	20
Amortization of debt discount, expense and premium - net	11	12	8	11	23	8
Estimated interest component of operating rentals	21	22	21	29	32	34
Preferred securities distributions of subsidiaries on a pre-tax basis	18	27	23	24	5	5
Fixed charges of majority-owned share of 50% or less-owned persons	1	1

Total fixed charges (a)	$375	$568	$609	$559	$569	$563

Ratio of earnings to fixed charges	2.0	3.2	2.9	2.8	2.3	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.0	3.2	2.9	2.8	2.3	2.4

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.